Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated February 4, 2010

The notes are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-8 of product supplement SUN-1. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Our broker-dealer subsidiary, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S), will act as our selling agent to offer the notes. MLPF&S will purchase the securities from us for distribution to other registered broker dealers or will offer the notes directly to investors. In connection with this offering, MLPF&S is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$1,000.00	$
Underwriting discount	$20.00	$
Proceeds, before expenses, to Bank of America Corporation	$980.00	$

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in February or March 2010, the settlement date may occur in February or March 2010, and the maturity date may occur in February or March 2013. Any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

February     , 2010

Units Expected Pricing Date* February     , 2010

Market-Linked Step Up Notes Settlement Date* February     , 2010

Linked to the Dow Jones Industrial AverageSM, Maturity Date* February     , 2013

due February     , 2013 CUSIP No.

$1,000 principal amount per unit

Term Sheet No.

Market-Linked Step Up Notes

• Step Up Payment of 24% to 28% over the Original Offering Price at maturity if the level of the Dow Jones Industrial AverageSM (the “Index”) is unchanged or increases, but does not increase above the Step Up Value

• 100% participation in any increase in the level of the Index if it increases above the Step Up Value of 124% to 128% of the Starting Value

• 1-to-1 downside exposure to decreases in the level of the Index, with no downside limit

• A maturity of approximately 3 years

• Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

• No periodic interest payments

• No listing on any securities exchange

• This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program STRUCTURED INVESTMENTS PRINCIPAL PROTECTION ENHANCED INCOME MARKET PARTICIPATION ENHANCED PARTICIPATION

Summary

The Market-Linked Step Up Notes Linked to the Dow Jones Industrial AverageSM, due February , 2013 (the “notes”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes provide investors with a Step Up Payment if the level of the Dow Jones Industrial AverageSM (the “Index”) is unchanged or increases from the Starting Value, determined on the pricing date, to the Ending Value, determined on a calculation day shortly before the maturity date, but does not increase above the Step Up Value. If the level of the Index increases from the Starting Value to an Ending Value that is above the Step Up Value, investors will participate on a 1-for-1 basis in the increase above the Starting Value. Investors should be of the view that the level of the Index will increase over the term of the notes. Investors must be willing to forgo interest payments on the notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price if the Ending Value is less than the Starting Value.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$1,000.00 per unit
Term:	Approximately 3 years
Market Measure:	Dow Jones Industrial AverageSM (Bloomberg symbol: “INDU”)
Starting Value:	The closing level of the Index on the pricing date. The Starting Value will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the notes.
Ending Value:	The closing level of the Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described in product supplement SUN-1.
Step Up Value:	The Step Up Value will be between 124% and 128% of the Starting Value. The Step Up Value will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the notes.
Step Up Payment:	The Step Up Payment will be between $240.00 and $280.00 per unit at maturity (representing a return of between 24% and 28% over the Original Offering Price). The actual Step Up Payment will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.
Threshold Value:	100% of the Starting Value. Accordingly, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately prior to the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the Notes

On the maturity date, you will receive a cash payment per unit of the notes (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the notes at maturity, based on the hypothetical Step Up Payment of $260.00 (the midpoint of the Step Up Payment range of $240.00 to $280.00), the hypothetical Step Up Value of 126% of the Starting Value (the midpoint of the Step Up Value range of 124% to 128%), and the Threshold Value of 100% of the Starting Value. The green line reflects the hypothetical returns on the notes while the grey dotted line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Step Up Payment, Step Up Value, Ending Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon a hypothetical Starting Value and Threshold Value of 10,067.33 (the closing level of the Index on January 29, 2010), a hypothetical Step Up Payment of $260.00 (the midpoint of the Step Up Payment range of $240.00 to $280.00), and a hypothetical Step Up Value of 126% of the Starting Value (the midpoint of the Step Up Value range of 124% to 128%):

Example 1 — The hypothetical Ending Value is 80% of the hypothetical Starting Value and Threshold Value:

Hypothetical Starting Value:	10,067.33
Hypothetical Threshold Value:	10,067.33
Hypothetical Ending Value:	8,053.86

Redemption Amount (per unit)	= $1,000 –	[	$1,000 ×	(10,067.33 - 8,053.86)	]	= $800.00
10,067.33

Example 2 — The hypothetical Ending Value is 115% of the hypothetical Starting Value but is less than the hypothetical Step Up Value:

Hypothetical Starting Value:	10,067.33
Hypothetical Ending Value:	11,577.43
Hypothetical Step Up Value:	12,684.84

Redemption Amount (per unit) = $1,000.00 + $260.00 = $1,260.00

In this case, because the hypothetical Ending Value is greater than or equal to the hypothetical Starting Value but less than or equal to the hypothetical Step Up Value, the hypothetical Redemption Amount (per unit) will equal $1,260.00, which is the sum of the Original Offering Price and the hypothetical Step Up Payment of $260.00.

Example 3 — The hypothetical Ending Value is 150% of the hypothetical Starting Value and is greater than the hypothetical Step Up Value:

Hypothetical Starting Value:	10,067.33
Hypothetical Ending Value:	15,101.00
Hypothetical Step Up Value:	12,684.84

Redemption Amount (per unit)	= $1,000 +	[	$1,000 ×	(15,101.00 - 10,067.33)	]	= $1,500.00
10,067.33

The following table illustrates, for the hypothetical Starting Value and Threshold Value of 10,067.33 (the closing level of the Index on January 29, 2010) and a range of hypothetical Ending Values:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the notes (rounded to two decimal places);
▪	the total rate of return to holders of the notes;
▪	the pretax annualized rate of return to holders of the notes; and
▪	the pretax annualized rate of return of a hypothetical direct investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.72% per annum.

The table below is based on a hypothetical Step Up Payment of $260.00 (the midpoint of the Step Up Payment range of $240.00 to $280.00) and a hypothetical Step Up Value of 126% of the Starting Value (the midpoint of the Step Up Value range of 124% to 128%).

Hypothetical Ending Value	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the Notes	Pretax Annualized Rate of Return on the Notes(1)	Pretax Annualized Rate of Return of the Stocks Included in the Index(1)(2)
5,033.67	-50.00%	$500.00	-50.00%	-21.80%	-19.08%
6,040.40	-40.00%	$600.00	-40.00%	-16.31%	-13.59%
7,047.13	-30.00%	$700.00	-30.00%	-11.53%	-8.81%
8,053.86	-20.00%	$800.00	-20.00%	-7.29%	-4.57%
9,060.60	-10.00%	$900.00	-10.00%	-3.48%	-0.76%
9,563.96	-5.00%	$950.00	-5.00%	-1.70%	1.02%
9,865.98	-2.00%	$980.00	-2.00%	-0.67%	2.05%
10,067.33(3)	0.00%	$1,260.00(4)	26.00%	7.85%	0.00%
10,268.68	2.00%	$1,260.00	26.00%	7.85%	3.38%
10,570.70	5.00%	$1,260.00	26.00%	7.85%	4.35%
11,074.06	10.00%	$1,260.00	26.00%	7.85%	5.92%
12,080.80	20.00%	$1,260.00	26.00%	7.85%	8.88%
12,684.84(5)	26.00%	$1,260.00	26.00%	7.85%	10.57%
13,087.53	30.00%	$1,300.00	30.00%	8.93%	11.65%
14,094.26	40.00%	$1,400.00	40.00%	11.53%	14.25%
15,101.00	50.00%	$1,500.00	50.00%	13.97%	16.69%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from February 3, 2010 to February 4, 2013, a term expected to be similar to that of the notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.72% per annum, and that dividends are not reinvested; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value and Threshold Value, which is the closing level of the Index on January 29, 2010. The actual Starting Value and Threshold Value will be determined on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the notes.

(4)	This amount represents the sum of the Original Offering Price and the hypothetical Step Up Payment. The actual Step Up Payment will be determined on the pricing date and will be between $240.00 and $280.00.

(5)	This is the hypothetical Step Up Value. The actual Step Up Value will be determined on the pricing date and will be between 124% and 128% of the Starting Value.

The above figures are for purposes of illustration only. The actual Redemption Amount and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, Step Up Payment, and the term of your investment.

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections included in product supplement SUN-1 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market for the notes is not expected to develop.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	Dow Jones & Company, Inc. (“Dow Jones”) may adjust the Index in a way that affects its level, and Dow Jones has no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies included in the Index, except to the extent that our common stock is included in the Index, we do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Purchases and sales by us and our affiliates of shares of companies included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the notes and their market value.

▪	Our business activities relating to the companies represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement SUN-1.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the level of the Index will increase from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value.

▪	You are willing to forgo interest payments on the notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value.

▪	You seek principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the notes. Accordingly, MLPF&S’ offerings of the notes will conform to the requirements of NASD Rule 2720.

Under our distribution agreement with MLPFS&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this terms sheet, less the indicated underwriting discount. MLPF&S will use a portion of that commission to allow estimated selling concessions to other dealers of 98% of the principal amount of the notes. These concessions include concessions and other amounts to be allowed to additional dealers.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes, but they are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of Dow Jones, and is subject to change by Dow Jones. Dow Jones has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Dow Jones discontinuing publication of the Index are discussed in the section of product supplement SUN-1 entitled “Description of the Notes—Discontinuance of a Market Measure.” None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

“Dow Jones”, “Dow Jones Industrial AverageSM”, and “DIJASM” are service marks of Dow Jones and have been licensed for use in this offering by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the notes.

The Index is a price-weighted index (i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal (the “WSJ”), which is published by Dow Jones, as representative of the broad market of U.S. industry. The Index is not limited to traditionally defined industrial stocks. Instead, the Index serves as a measure of the entire U.S. market, covering such diverse industries as financial services, technology, retail, entertainment, and consumer goods. Although there are no pre-determined criteria for inclusion of a component stock, the corporations represented in the Index are U.S. companies that tend to be leaders within their respective industries, with stocks that are typically widely held by individuals as well as institutional investors.

Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency, or us. Historically, most changes to the component stocks of the Index have been the result of corporate acquisitions or other dramatic shifts in a component stock’s core business, but, from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. When such an event necessitates that one component stock be replaced, the entire Index is reviewed and, as a result, multiple component stock changes are often implemented simultaneously. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with us and has not participated in any way in the creation of the notes.

The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

Computation of the Index

The level of the Index is the sum of the primary exchange prices of each of the 30 component stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the level of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index level. In order to prevent these distortions related to extrinsic factors, the divisor is periodically changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

The following table presents the listing symbol, industry group, price per share, total number of shares outstanding, and market capitalization for each of the component stocks in the Index based on publicly available information as of January 29, 2010.

Issuer of Component Stock(1)	Symbol	Industry	Price Per Share(2)	Shares Outstanding (in Millions)(2)	Market Capitalization (in Millions)(2)	Component Stock Weight
3M Co.	MMM	Diversified Industrials	$80.49	707.96	56,983.56	6.04%
Aluminum Co. of America	AA	Aluminum	$12.73	974.38	12,403.83	0.96%
American Express Co.	AXP	Consumer Finance	$37.66	1,192.00	44,890.72	2.83%
AT&T Inc.	T	Fixed Line Telecommunications	$25.36	5,901.00	149,649.36	1.90%
Bank of America	BAC	Banks	$15.18	8,659.37	131,449.22	1.14%
Boeing Co.	BA	Aerospace	$60.60	726.60	44,031.90	4.55%
Caterpillar Inc.	CAT	Commercial Vehicles & Trucks	$52.24	622.73	32,531.29	3.92%
Chevron Corp.	CVX	Integrated Oil & Gas	$72.12	2,006.27	144,692.05	5.41%
Cisco Systems Inc.	CSCO	Networking Products	$22.47	5,752.59	129,260.59	1.69%
Coca-Cola Co.	KO	Soft Drinks	$54.25	2,317.18	125,707.09	4.07%
E.I. DuPont De Nemours & Co.	DD	Commodity Chemicals	$32.61	903.73	29,470.64	2.45%
Exxon Mobil Corp.	XOM	Integrated Oil & Gas	$64.43	4,747.28	305,867.50	4.84%
General Electric Co.	GE	Diversified Industrials	$16.08	10,647.50	171,211.72	1.21%
Hewlett-Packard Co.	HPQ	Computer Hardware	$47.07	2,364.17	111,281.43	3.53%
Home Depot Inc.	HD	Home Improvement Retailers	$28.01	1,700.41	47,628.41	2.10%
Intel Corp.	INTC	Semiconductors	$19.40	5,522.00	107,126.80	1.46%
International Business Machines Corp.	IBM	Computer Services	$122.39	1,313.60	160,771.86	9.19%
Johnson & Johnson	JNJ	Pharmaceuticals	$62.86	2,759.10	173,437.02	4.72%
JPMorgan Chase & Co.	JPM	Banks	$38.94	3,942.00	153,501.47	2.92%
Kraft Foods Inc. Class A	KFT	Food Products	$27.66	1,479.18	40,913.98	2.08%
McDonald’s Corp.	MCD	Restaurants & Bars	$62.43	1,079.19	67,373.62	4.69%
Merck & Co. Inc.	MRK	Pharmaceuticals	$38.18	3,054.48	116,619.92	2.87%
Microsoft Corp.	MSFT	Software	$28.18	8,770.46	247,151.59	2.12%
Pfizer Inc.	PFE	Pharmaceuticals	$18.66	8,069.54	150,577.55	1.40%
Procter & Gamble Co.	PG	Nondurable Household Products	$61.55	2,904.59	178,777.69	4.62%
Travelers Cos. Inc.	TRV	Insurance	$50.67	520.30	26,363.60	3.80%
United Technologies Corp.	UTX	Aerospace	$67.48	937.54	63,265.16	5.07%
Verizon Communications Inc.	VZ	Fixed Line Telecommunications	$29.42	2,840.65	83,571.87	2.21%
Wal-Mart Stores Inc.	WMT	Broadline Retailers	$53.43	3,810.17	203,577.48	4.01%
Walt Disney Co.	DIS	Broadcasting & Entertainment	$29.55	1,935.61	57,197.16	2.22%

(1)	The inclusion of a component stock in the Index should not be considered a recommendation to buy or sell that stock and neither we nor any of our affiliates make any representation to any purchaser of the notes as to the performance of the Index or any component stock included in the Index. Beneficial owners of the notes will not have any right to the component stocks included in the Index or any dividends paid on those stocks.

(2)	Information obtained from Bloomberg Financial Markets.

Neither we nor any of our affiliates, including the selling agents, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index or any successor to the Index. Dow Jones does not guarantee the accuracy or the completeness of the Index or any data included in the Index. Dow Jones assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Index. Dow Jones disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable on the notes at maturity.

The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through December 2009. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes. On January 29, 2010, the closing level of the Index was 10,067.33.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with Dow Jones providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by Dow Jones (including the DIJASM) in connection with certain securities, including the notes.

The license agreement between us and Dow Jones requires that the following language be stated in this term sheet:

The notes are not sponsored, endorsed, sold, or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. Dow Jones’ only relationship to us is in the licensing of certain trademarks, trade names, and service marks of Dow Jones and of the DJIASM, which is determined, composed, and calculated by Dow Jones without regard to us or the notes. Dow Jones has no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing, or calculating the DJIASM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the amount to be paid on the notes. Dow Jones has no obligation or liability in connection with the administration, marketing, or trading of the notes.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DJIASM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DJIASM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DJIASM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OR ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND US.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as single financial contracts linked to the Index that requires you to pay us at inception an amount equal to the purchase price of the notes and that entitles you to receive at maturity an amount in cash linked to the performance of the Index.

•

Under this characterization and tax treatment of the notes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement SUN-1, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as single financial contracts linked to the Index that requires the investor to pay us at inception an amount equal to the purchase price of the notes and that entitles the investor to receive at maturity an amount in cash linked to the performance of the Index. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute single financial contracts linked to the Index for U.S. federal income tax purposes. If the notes do not constitute single financial contracts, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement SUN-1. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity. Assuming that the notes are properly characterized and treated as single financial contracts linked to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder (as defined in product supplement SUN-1) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement SUN-1.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement SUN-1 dated September 22, 2009:

http://sec.gov/Archives/edgar/data/70858/000119312509195916/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.